UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

31 March 2021
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Transaction In Own Shares / Total Voting Rights

31st March 2021

RE-ISSUE OF TREASURY SHARES / TOTAL VOTING RIGHTS

CRH plc announces that today, 31st March 2021, it transferred to participants in its employee share schemes 3,505 Ordinary Shares a price of €16.19 per Ordinary Share and at prices between £16.16 and £20.83 per Ordinary Share.

Following the above transactions, CRH plc holds 8,785,267 shares in Treasury. The number of Ordinary Shares in issue (excluding Treasury Shares) is 786,355,071.

The above figure, 786,355,071 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, CRH plc under the Transparency (Directive 2004/109/EC) Regulations 2007 (as amended) and the Transparency Rules.

Contact
Diarmuid Enright
Assistant Company Secretary
Tel:  003531 6344340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 31 March 2021
By:___/s/Neil Colgan___
N.Colgan
Company Secretary